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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                            FORM 10-C

         Report by Issuer of Securities Quoted on NASDAQ
                  Interdealer Quotation System
          Filed pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934 and Rule 13a-17
                      or 15d-17 thereunder

                   BOATMEN'S BANCSHARES, INC.
           (Exact name of issuer specified in charter)

One Boatmen's Plaza, 800 Market Street, St. Louis, Missouri  63101
             (Address of principal executive offices)

Issuer's telephone number, including area code:        (314) 466-6000

           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  TITLE OF SECURITY:

     a.  Common Stock, par value $1 per share

     b.  Depositary Shares Each Representing a 1/16 Interest in a
          Share of Cumulative Convertible Preferred Stock,
          Series A

2.  NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE:

     a.  129,158,037          b.  0

3.  NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE:

     a.  157,635,786     b.  3,963,660

4.  EFFECTIVE DATE OF CHANGE:  January 31, 1996.

5.  METHOD OF CHANGE:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Merger

     Give brief description of transaction: On January 31, 1996, the Issuer acquired Fourth Financial Corporation, a Kansas corporation ("Fourth Financial"), by means of the merger (the "Merger") of Fourth Financial into a wholly-owned subsidiary of the Issuer. Under the terms of the Merger, each issued and outstanding share of common stock of Fourth Financial was converted into one share of common stock of the Issuer and each issued and outstanding Depositary Share of Fourth Financial was converted into one Depositary Share of the Issuer.


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                  II.  CHANGE IN NAME OF ISSUER

1.  NAME PRIOR TO CHANGE:

2.  NAME AFTER CHANGE:

3.  EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME:

4.  DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED:


                                   BOATMEN'S BANCSHARES, INC.



Date:  February 6, 1996.                By   /s/ Forrest S. FitzRoy
                                           ------------------------------------
                                             Forrest S. FitzRoy
                                             Senior Vice President, General
                                                  Counsel and Secretary



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